

CONTACT:
Anita Vazquez
8x8, Inc.
(408) 727-1885
Anita.Vazquez@8x8.com

8x8 ANNOUNCES SECOND QUARTER FISCAL 2004 RESULTS

SANTA CLARA, Calif. (October 30, 2003) – 8x8, Inc. (Nasdaq: EGHT) today announced financial results for its second quarter of fiscal 2004 that ended on September 30, 2003.

Revenues for the second quarter of fiscal 2004 were $2.4 million compared with $1.6 million for the first quarter of fiscal 2004 and $2.4 million for the second quarter of fiscal 2003. Net income for the second quarter of fiscal 2004 was $0.7 million or $0.02 per share compared with a net loss for the first quarter of fiscal 2004 of $1.5 million or $0.05 per share and a net loss of $2.0 million or $0.07 per share for the second quarter of fiscal 2003. Total revenues for the six month periods ended September 30, 2003 and 2002, were $4 million and $5.7 million, respectively. Net losses for the six month periods ended September 30, 2003 and 2002 were $0.8 million, or $0.03 per share, and $4.1 million, or $0.14 per share, respectively.

For detailed financial results and other disclosures, see 8x8's Report on Form 10-Q for the quarter ended September 30, 2003 as filed with the Securities and Exchange Commission on October 30, 2003.

About 8x8, Inc.
8x8, Inc. offers the Packet8 broadband voice and video communication service (www.packet8.net), consumer videophones, hosted iPBX solutions (through its subsidiary Centile, Inc.), and voice and video semiconductors and related software (through its subsidiary Netergy Microelectronics, Inc.). For more information, visit 8x8's web site at www.8x8.com.

About Packet8
Launched in November 2002, Packet8 enables anyone with high-speed internet access to sign up for internet protocol (IP) voice and video communications service at http://www.packet8.net. Customers can choose a direct-dial phone number from any of the rate centers offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband internet connection and make or receive calls from a regular telephone number. All Packet8 telephone accounts come with voice mail, caller ID, call forwarding, web access to account controls, and real-time online billing. High speed, instant-on broadband videophone accounts, which use the 8x8 DV325 SIP videophone, are also available. The DV325 videophone functions as a Packet8 voice line when making or receiving voice telephone calls from regular telephone numbers

Editors: 8x8 and Packet8 are trademarks of 8x8, Inc.

Financial Tables To Follow

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

		Three Months Ended September 30,			Six Months Ended September 30,	
		2003	**2002**		**2003**	**2002**
Product revenues	$	750	$ 1,301	$	1,611	$ 2,675
License and other revenues		1,676	1,141		2,438	3,035
Total revenues		2,426	2,442		4,049	5,710
Cost of product revenues		544	702		907	1,307
Cost of license and other revenues		108	280		499	536
Total cost of revenues		652	982		1,406	1,843
Gross profit		1,774	1,460		2,643	3,867
Operating expenses						
Research and development		656	2,078		1,700	4,470
Selling, general and administrative		1,229	1,852		2,495	4,035
Total operating expenses		1,885	3,930		4,195	8,505
Loss from operations		(111)	(2,470)		(1,552)	(4,638)
Other income, net		858	511		799	554
Net income (loss)	$	747	$ (1,959)	$	(753)	$ (4,084)
Net income (loss) per share						
Basic	$	0.02	$ (0.07)	$	(0.03)	$ (0.14)
Diluted	$	0.02	$ (0.07)	$	(0.03)	$ (0.14)
Shares used in per-share calculation						
Basic		30,069	28,387		30,054	28,316
Diluted		31,213	28,387		30,054	28,316

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2003		March 31, 2003
ASSETS			
Current assets			
Cash and cash equivalents	$ 2,380	$	3,371
Short-term investments	1,010		208
Accounts receivable, net	1,266		1,290
Inventory	198		352
Other current assets	635		595
Total current assets	5,489		5,816
Property and equipment, net	230		841
Intangibles and other assets	103		48
	$ 5,822	$	6,705
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 433	$	652
Accrued compensation	522		847
Accrued warranty	474		477
Deferred revenue	493		545
Other accrued liabilities	620		1,125
Income taxes payable	217		226
Total current liabilities	2,759		3,872
Contingently redeemable common stock	107		669
Total stockholders' equity	2,956		2,164
	$ 5,822	$	6,705